UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 15, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Switzerland AG audited standalone financial statements for the year ended 31 December 2018, which appear immediately following this page.

UBS Switzerland AG

Standalone financial statements and regulatory information
for the year ended 31 December 2018

Table of contents

1	UBS Switzerland AG standalone financial statements (audited)

24	UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone financial statements (audited)

Income statement
		For the year ended
CHF million	Note	31.12.18	31.12.17
Interest and discount income[1]		3,450	3,552
Interest and dividend income from financial investments		133	116
Interest expense[2]		(307)	(363)
Gross interest income		3,276	3,304
Credit loss (expense) / recovery		(56)	(10)
Net interest income		3,221	3,294
Fee and commission income from securities and investment business		3,444	3,428
Credit-related fees and commissions		169	171
Other fee and commission income		757	740
Fee and commission expense		(382)	(373)
Net fee and commission income		3,989	3,966
Net trading income	3	869	883
Net income from disposal of financial investments		1	3
Dividend income from investments in subsidiaries and other participations		20	29
Income from real estate holdings		(1)	(1)
Sundry ordinary income		191	193
Sundry ordinary expenses		(33)	(17)
Other income from ordinary activities		179	207
Total operating income		8,257	8,350
Personnel expenses	4	2,000	2,048
General and administrative expenses	5	3,360	3,297
Subtotal operating expenses		5,361	5,345
Impairment of investments in subsidiaries and other participations		0	3
Depreciation and impairment of property, equipment and software		20	11
Amortization and impairment of goodwill and other intangible assets		1,050	1,050
Changes in provisions and other allowances and losses		9	10
Total operating expenses		6,439	6,419
Operating profit		1,818	1,931
Tax expense / (benefit)	6	417	418
Net profit / (loss) for the period		1,401	1,513

1 Interest and discount income includes negative interest income on financial assets of CHF 102 million and CHF 85 million for the years ended 31 December 2018 and 31 December 2017, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 198 million and CHF 170 million for the years ended 31 December 2018 and 31 December 2017, respectively.

UBS Switzerland AG standalone financial statements (audited)

Balance sheet
CHF million	Note	31.12.18	31.12.17

Assets
Cash and balances at central banks		52,593	38,467
Due from banks	9	3,949	4,127
Receivables from securities financing transactions	7	28,157	34,830
Due from customers	8, 9	39,152	38,642
Mortgage loans	8, 9	150,208	145,674
Trading portfolio assets	10	1,601	1,719
Derivative financial instruments	11	1,662	1,784
Financial investments	12	13,057	21,615
Accrued income and prepaid expenses		259	225
Investments in subsidiaries and other participations	13, 14	60	56
Property, equipment and software	15	238	92
Goodwill and other intangible assets	16	1,313	2,363
Other assets	17	786	716
Total assets		293,034	290,310

Liabilities
Due to banks		24,382	20,728
of which: total loss-absorbing capacity eligible		15,174	11,400
Payables from securities financing transactions	7	1,147	1,644
Due to customers		241,347	241,374
Trading portfolio liabilities	10	485	250
Derivative financial instruments	11	915	791
Loans from central mortgage institutions	24	8,434	8,367
Accrued expenses and deferred income		885	836
Other liabilities	17	1,444	1,389
Provisions	9	161	145
Total liabilities		279,200	275,525

Equity
Share capital	25	10	10
General reserve		12,139	12,139
of which: statutory capital reserve		12,139	12,139
of which: capital contribution reserve		12,139	12,139
Voluntary earnings reserve		284	1,122
Net profit / (loss) for the period		1,401	1,513
Total equity		13,834	14,785
Total liabilities and equity		293,034	290,310
of which: subordinated liabilities		4,260	3,013
of which: subject to mandatory conversion and / or debt waiver		4,260	3,013

Balance sheet (continued)
CHF million	31.12.18	31.12.17

Off-balance sheet items
Contingent liabilities, gross	11,900	12,485
Sub-participations	(1,110)	(1,017)
Contingent liabilities, net	10,791	11,468
of which: guarantees to third parties related to subsidiaries	6	7
of which: credit guarantees and similar instruments	4,805	5,718
of which: performance guarantees and similar instruments	2,385	2,548
of which: documentary credits	3,595	3,195
Irrevocable commitments, gross	10,047	9,054
Sub-participations	(4)	(4)
Irrevocable commitments, net	10,043	9,050
of which: loan commitments	9,173	8,183
of which: payment commitment related to deposit insurance	870	867
Forward starting transactions[1]	12	0
of which: reverse repurchase agreements	12	0
Liabilities for calls on shares and other equity instruments	43	43
1 Cash to be paid in the future by either UBS or the counterparty.

Off-balance sheet items

UBS Switzerland AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. The Swiss Financial Market Supervisory Authority (FINMA) estimates the share of UBS Switzerland AG from 1 July 2018 to 30 June 2019 to be CHF 870 million, which is reflected in the table above.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG.

Similarly, under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 31 December 2018, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to CHF 26 billion compared with CHF 69 billion as of 31 December 2017. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. As of 31 December 2018, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposures arising under this joint and several liability.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the UBS Group AG Annual Report 2015 for more information

UBS Switzerland AG standalone financial statements (audited)

Statement of changes in equity
CHF million	Share capital	Statutory capital reserve	Voluntary earnings reserve	Net profit / (loss) for the period	Total equity
Balance as of 1 January 2017	10	12,139	0	1,313	13,463
Dividends and other distributions				(191)	(191)
Net profit / (loss) appropriation			1,122	(1,122)	0
Net profit / (loss) for the period				1,513	1,513
Balance as of 31 December 2017	10	12,139	1,122	1,513	14,785

Balance as of 1 January 2018	10	12,139	1,122	1,513	14,785
Dividends and other distributions			(838)	(1,513)	(2,351)
Net profit / (loss) for the period				1,401	1,401
Balance as of 31 December 2018	10	12,139	284	1,401	13,834

Statement of appropriation of total profit / (loss) carried forward and proposed dividend distribution out of capital contribution reserve and voluntary earnings reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 18 April 2019 approve an ordinary dividend distribution of CHF 2,200 million (consisting of the Net profit for the period of CHF 1,401 million, CHF 515 million out of the Capital contribution reserve and CHF 284 million out of Voluntary earnings reserve).

Proposed appropriation of total profit / (loss) carried forward

The Board of Directors proposes that the AGM on 18 April 2019 approve the following appropriation of total profit / (loss) carried forward.

For the year ended
CHF million	31.12.18
Net profit for the period	1,401
Profit / (loss) carried forward	0
Total profit / (loss) carried forward available for appropriation	1,401

Appropriation of total profit / (loss) carried forward
Dividend distribution	(1,401)
Profit / (loss) carried forward	0

Proposed dividend distribution out of capital contribution reserve and out of voluntary earnings reserve

The Board of Directors proposes that the AGM on 18 April 2019 approve an ordinary dividend distribution of CHF 515 million out of the Capital contribution reserve and CHF 284 million out of the Voluntary earnings reserve.

For the year ended
CHF million	31.12.18
Total capital contribution reserve before distribution	12,139
Dividend distribution	(515)
Total capital contribution reserve after distribution	11,624

For the year ended
CHF million	31.12.18
Total voluntary earnings reserve before distribution	284
Dividend distribution	(284)
Total voluntary earnings reserve after distribution	0

Note 1  Name, legal form and registered office

UBS Switzerland AG is incorporated and domiciled in Switzerland and operates under art. 620ff. of the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares. Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Switzerland AG is 100% owned by UBS AG.

Note 2  Accounting policies

UBS Switzerland AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015 / 1 and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial statements.” The accounting policies are principally the same as for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the UBS Group AG Annual Report 2018. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 36 of the consolidated financial statements of UBS Group AG. The functional currency of UBS Switzerland AG is the Swiss franc. The significant accounting policies applied for the standalone financial statements of UBS Switzerland AG are discussed below.

→   Refer to the UBS Group AG Annual Report 2018 for more information

Risk management

UBS Switzerland AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG Annual Report 2018.

Further information on the use of derivative instruments and hedge accounting is provided in Notes 1 and 11 to the consolidated financial statements of UBS Group AG.

→   Refer to the UBS Group AG Annual Report 2018 for more information

Compensation policy

The compensation structure and processes of UBS Switzerland AG conform to the compensation principles and framework of UBS Group AG. For detailed information refer to the Compensation Report of UBS Group AG.

→   Refer to the UBS Group AG Annual Report 2018 for more information

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments denominated in foreign currency, are translated into Swiss francs using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Switzerland AG are provided in Note 35 of the consolidated financial statements of UBS Group AG.

→   Refer to the UBS Group AG Annual Report 2018 for more information

Group-internal funding

UBS Switzerland AG obtains funding from UBS AG in the form of loans that qualify as going concern additional tier 1 capital and as gone concern loss-absorbing capacity at the UBS Switzerland AG standalone level.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS Switzerland AG, the aggregate amount of the respective obligations is separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements (i.e., are subordinated and subject to mandatory conversion and / or debt waiver, as explained below), the aggregate corresponding amounts are disclosed on the balance sheet.

Obligations of UBS Switzerland AG arising from Group-internal funding it has received are presented as Due to banks and measured at amortized cost.

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements per articles 29 and 30 of the Capital Adequacy Ordinance are disclosed as being Subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

UBS Switzerland AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Services received from and provided to Group entities

UBS Switzerland AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology, Group Operations and Group Corporate Services, as well as certain other services from other Group entities. UBS Switzerland AG provides services to Group entities mainly relating to the distribution of security and investment products. Services received from and provided to Group entities are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS Switzerland AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business, Other fee and commission income, Fee and commission expense, Net trading income or  General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

→   Refer to Note 5 for more information

Pension and other post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension and other post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS Switzerland AG has elected to apply Swiss GAAP (FER 16) for its pension plan. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS Switzerland AG arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS Switzerland AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

→   Refer to Note 26 for more information

Goodwill

As part of the business transfer to UBS Switzerland AG, mainly of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland, from UBS AG effective 1 April 2015, UBS Switzerland AG recognized goodwill of CHF 5,250 million. This goodwill is amortized on a straight-line basis over five years and assessed for impairment annually.

Deferred taxes

Deferred tax assets are not recognized in UBS Switzerland AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

Refinement of the credit loss calculation

As of 1 January 2018, UBS Switzerland AG made enhancements to its valuation methodology to calculate incurred losses for Swiss mortgage loans measured at amortized cost under Swiss GAAP resulting in approximately CHF 20 million additional credit loss expense for UBS Switzerland AG.

From the first quarter of 2018 onwards, the incurred loss calculation takes into account forward-looking macroeconomic information. In addition, an appropriate selection of a range of scenarios was developed to capture material non-linearity and asymmetries between different possible forward-looking scenarios and associated credit losses and adequate weights to reflect a likelihood of their occurrence were determined.

Dispensations in the standalone financial statements

As UBS Switzerland AG has no listed shares outstanding and is within the scope of the UBS Group AG consolidated financial statements prepared in accordance with IFRS, UBS Switzerland AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows. As the UBS Group AG consolidated financial statements are presented in USD, UBS Switzerland AG provides certain notes disclosures starting from the end of 2018 that would otherwise be covered by the disclosure dispensation; i.e., notes 13, 14, 15, 16, 19, 20, 21, 23 and 24.

Note 3a  Net trading income by business

	For the year ended
CHF million	31.12.18	31.12.17
Global Wealth Management	431	414
Personal & Corporate Banking	396	418
Other business divisions and Corporate Center	42	51
Total net trading income	869	883

Note 3b  Net trading income by underlying risk category

	For the year ended
CHF million	31.12.18	31.12.17
Interest rate instruments (including funds)	33	58
Foreign exchange instruments	818	823
Equity instruments (including funds)	(4)	(3)
Credit instruments	0	4
Precious metals / commodities	23	1
Total net trading income	869	883

Note 4  Personnel expenses

	For the year ended
CHF million	31.12.18	31.12.17
Salaries	1,230	1,229
Variable compensation – performance awards	372	413
Variable compensation – other	19	12
Contractors	2	3
Social security	96	106
Pension and other post-employment benefit plans	232	237
Other personnel expenses	49	48
Total personnel expenses	2,000	2,048

As of 31 December 2018, UBS Switzerland AG employed 9,503 personnel (31 December 2017: 9,533) on a full-time equivalent basis.

UBS Switzerland AG standalone financial statements (audited)

Note 5  General and administrative expenses

	For the year ended
CHF million	31.12.18	31.12.17
Occupancy	3	4
Rent and maintenance of IT equipment	2	6
Communication and market data services	52	28
Administration	2,849	2,754
of which: hard cost transfers paid[1]	2,765	2,648
Marketing and public relations	122	159
Travel and entertainment	93	96
Fees to audit firms	7	10
of which: financial and regulatory audits	7	10
of which: audit-related services	0	0
Other professional fees	84	103
Outsourcing of IT and other services	148	138
Total general and administrative expenses	3,360	3,297
1 Represents expenses for services provided by UBS Group AG and subsidiaries in the UBS Group to UBS Switzerland AG.

Note 6  Taxes

	For the year ended
CHF million	31.12.18	31.12.17
Income tax expense / (benefit)	393	391
of which: current	393	391
of which: deferred	0	0
Capital tax	24	27
Total tax expense / (benefit)	417	418

For the year ended 31 December 2018 the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 21.9% (2017: 20.5%).

Note 7  Securities financing transactions

CHF billion	31.12.18	31.12.17

On-balance sheet
Receivables from securities financing transactions, gross	30.6	37.4
Netting of securities financing transactions	(2.5)	(2.6)
Receivables from securities financing transactions, net	28.2	34.8
Payables from securities financing transactions, gross	3.6	4.2
Netting of securities financing transactions	(2.5)	(2.6)
Payables from securities financing transactions, net	1.1	1.6

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	139.6	136.6
of which: repledged	108.4	98.9
of which: sold in connection with short sale transactions	0.5	0.3

Note 8a  Collateral for loans and off-balance sheet transactions

	31.12.18					31.12.17
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross	1,267	25,560	1,075	11,707	39,609	1,330	27,109	1,200	9,460	39,100
Mortgage loans, gross	150,208				150,208	145,692				145,692
of which: residential mortgages	128,053				128,053	126,868				126,868
of which: office and business premises mortgages	9,659				9,659	6,355				6,355
of which: industrial premises mortgages	2,876				2,876	2,841				2,841
of which: other mortgages	9,620				9,620	9,628				9,628
Total on-balance sheet, gross	151,475	25,560	1,075	11,707	189,817	147,022	27,109	1,200	9,460	184,791
Allowances	0	(8)	0	(449)	(458)	(20)	(65)	(62)	(327)	(475)
Total on-balance sheet, net	151,475	25,552	1,075	11,258	189,360	147,002	27,044	1,138	9,133	184,317

Off-balance sheet
Contingent liabilities, gross	158	2,140	1,232	8,370	11,900	179	2,490	1,193	8,623	12,485
Irrevocable commitments, gross	793	592	24	8,638	10,047	615	542	162	7,735	9,054
Forward starting reverse repurchase and securities borrowing transactions	0	10	0	2	12	0	0	0	0	0
Liabilities for calls on shares and other equities				43	43				43	43
Total off-balance sheet	951	2,742	1,256	17,053	22,002	794	3,032	1,355	16,402	21,582
1 Includes but is not limited to deposits, securities, life insurance contracts, inventory, accounts receivable, patents and copyrights. 2 Includes credit default swaps and guarantees.

Note 8b  Impaired financial instruments

	31.12.18				31.12.17
CHF million	Gross impaired financial instruments	Allowances and provisions[1]	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions[1]	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from banks	3	3	0	0	3	3	0	0
Amounts due from customers	1,016	458	490	69	616	457	60	99
Mortgage loans	806	0	806	0	115	17	77	21
Guarantees and loan commitments	363	32	86	244	170	28	5	138
Total impaired financial instruments[2]	2,188	493	1,382	314	905	505	142	258

1 Includes CHF 0 million collective loan loss allowances (31 December 2017: CHF 5 million).    2 Under Swiss GAAP, in line with the adoption of IFRS 9 as of 1 January 2018, an instrument is classified as credit-impaired if the counterparty is defaulted. It includes credit-impaired exposures for which no loss has occurred or no allowance has been recognized (e.g., because they are expected to be fully recoverable through the collateral held). Refer also to Note 2 for more information on refinement of the credit loss calculation.

UBS Switzerland AG standalone financial statements (audited)

Note 9a  Allowances

CHF million	Specific allowances for amounts due from customers and mortgage loans	Specific allowances for amounts due from banks	Collective allowances[1]	Total allowances
Balance as of 31 December 2017	470	3	5	477
Increase recognized in the income statement	191	0	0	191
Release recognized in the income statement	(132)	0	(5)	(137)
Write-offs	(101)	0	0	(101)
Recoveries and past due interest	32	0	0	32
Reclassifications / other	(3)	0	0	(3)
Foreign currency translation	0	0	0	0
Balance as of 31 December 2018	458	3	0	460
1 Mainly relates to amounts due from customers.

Note 9b  Provisions

CHF million	Default risk related to loan commitments and guarantees	Operational risks	Litigation, regulatory and similar matters[1]	Restructuring	Employee benefits	Other	Total provisions
Balance as of 31 December 2017	28	3	78	9	16	12	145
Increase recognized in the income statement	4	4	9	29	2	3	52
Release recognized in the income statement	(2)	0	(4)	(4)	0	0	(10)
Provisions used in conformity with designated purpose	0	(2)	(11)	(18)	0	0	(31)
Recoveries	0	0	1	0	0	0	1
Reclassifications / other	3	0	0	0	0	0	3
Foreign currency translation	0	0	0	0	0	0	0
Balance as of 31 December 2018	32	4	74	17	18	15	161
1 Includes provisions for litigation resulting from security risks.

Note 10  Trading portfolio and other financial instruments measured at fair value

CHF million	31.12.18	31.12.17

Assets
Trading portfolio assets	1,601	1,719
of which: debt instruments[1]	32	37
of which: listed	4	23
of which: equity instruments	29	54
of which: precious metals and other physical commodities	1,540	1,628
Total assets measured at fair value	1,601	1,719
of which: fair value derived using a valuation model	47	57
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	13	16

Liabilities
Trading portfolio liabilities	485	250
of which: debt instruments[1]	108	111
of which: listed	101	97
of which: equity instruments	377	139
Total liabilities measured at fair value	485	250
of which: fair value derived using a valuation model	214	222
1 Includes money market paper. 2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 11  Derivative instruments

	31.12.18			31.12.17
CHF million, except where indicated	PRV[2]	NRV[3]	Total notional values (CHF billion)	PRV[2]	NRV[3]	Total notional values (CHF billion)
Interest rate contracts
Forwards[1]	33	37	8	32	30	6
Swaps	1,959	1,648	149	2,181	1,877	185
of which: designated in hedge accounting relationships[4]	440	328	34	429	320	31
Over-the-counter (OTC) options	51	51	5	62	58	5
Total	2,044	1,737	162	2,274	1,964	196
Foreign exchange contracts
Forwards	311	296	29	395	378	34
Interest and currency swaps	408	406	72	634	497	92
Over-the-counter (OTC) options	180	179	30	199	198	27
Total	898	881	132	1,228	1,073	153
Equity / index contracts
Forwards	32	38	4	18	19	3
Swaps	28	28	1	3	3	0
Over-the-counter (OTC) options	97	97	1	147	147	2
Exchange-traded options	382	382	0	236	236	0
Total	539	545	6	403	405	6
Credit derivative contracts
Credit default swaps	2	3	0	20	37	1
Total	2	3	0	20	37	1
Commodity, precious metals and other contracts
Forwards	18	18	1	10	10	1
Swaps	18	18	1	13	13	1
Over-the-counter (OTC) options	251	250	17	173	173	15
Total	287	286	19	196	196	17
Total before netting	3,770	3,451	319	4,123	3,675	372
of which: trading derivatives	3,330	3,123		3,694	3,355
of which: fair value derived using a valuation model	3,275	3,066		3,649	3,316
of which: derivatives designated in hedge accounting relationships[4]	440	328		429	320
of which: fair value derived using a valuation model[4]	440	328		429	320
Netting with cash collateral payables / receivables	0	(428)		0	(546)
Replacement value netting	(2,108)	(2,108)		(2,338)	(2,338)
Total after netting	1,662	915		1,784	791
of which: with bank and broker-dealer counterparties	113	388		117	214
of which: other client counterparties	1,549	526		1,667	577

1 Includes forward rate agreements.    2 PRV: positive replacement values.    3 NRV: negative replacement values.    4 The comparative period information for PRV and NRV of interest rate swaps designated in hedge accounting relationships has been corrected.

UBS Switzerland AG standalone financial statements (audited)

Note 12a  Financial investments by instrument type

	31.12.18		31.12.17
CHF million	Carrying value	Fair value	Carrying value	Fair value
Debt instruments	12,988	12,829	21,555	21,411
of which: held to maturity	6,144	5,970	8,215	8,061
of which: available for sale	6,845	6,859	13,340	13,350
Equity instruments	21	33	18	26
Property	47	47	42	42
Total financial investments	13,057	12,909	21,615	21,480
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[1]	12,656	12,496	21,297	21,153
1 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank (SNB) or other central banks.

Note 12b  Financial investments by counterparty rating – debt instruments

CHF million	31.12.18	31.12.17
Internal UBS rating[1]
0–1	11,340	16,880
2–3	1,649	4,675
4–5	0	0
6–8	0	0
9–13	0	0
Non-rated	0	0
Total financial investments	12,988	21,555
1 Refer to Note 22 for more information.

Note 13  Investments in subsidiaries and other participations

CHF million	31.12.18	31.12.17
Historical cost
Balance at the beginning of the year	65	63
Additions	4	2
Balance at the end of the year	69	65
Accumulated value adjustments and changes in book value
Balance at the beginning of the year	(9)	(6)
Value adjustments	0	(3)
Balance at the end of the year	(9)	(9)
Net book value
Book value at the beginning of the year	56	56
Book value at the end of the year	60	56
of which: without market value	60	56
of which: other participations	53	48
of which: Pfandbriefbank	47	47
of which: Twint AG	6	2
of which: subsidiaries	7	7

Note 14  Companies in which the bank holds a permanent direct or indirect significant participation

			31.12.18
CHF thousand, except where indicated	Domicile	Primary Business Division	Share capital	Share of capital (in %)	Share of votes (in %)	Held directly	Held indirectly
Company name
UBS Card Center AG	Switzerland	Personal & Corporate Banking	100	100	100	100	–
UBS Hypotheken AG	Switzerland	Personal & Corporate Banking	100	98	98	98	–
Topcard Service AG	Switzerland	Personal & Corporate Banking	150	100	100	150	–
TWINT AG	Switzerland	Personal & Corporate Banking	12,750	11	11	1,462	–
Pfandbriefbank schweizerischer Hypothekarinstitute AG	Switzerland	Personal & Corporate Banking	900,000	9	9	76,770	–
SwissSign Group AG	Switzerland	Personal & Corporate Banking	12,500	6	6	766	–
we.trade Innovation DAC	Ireland	Personal & Corporate Banking	8,000	6	6	500	–

Note 15  Property, equipment and software

At historical cost less accumulated depreciation
CHF million	IT hardware and communication	Internally generated software	Other machines and equipment	Projects in progress[1]	31.12.18	31.12.17
Historical cost
Balance at the beginning of the year	7	15	86	61	169	101
Additions	6	0	7	154	167	83
Disposals / write-offs[2]	(3)	0	(1)	0	(4)	(15)
Reclassifications	(1)	97	1	(97)	0	0
Balance at the end of the year	9	113	94	117	333	169
Accumulated depreciation
Balance at the beginning of the year	5	1	72		78	81
Depreciation	2	10	7		20	11
Disposals / write-offs[2]	(3)	0	(1)		(4)	(15)
Balance at the end of the year	4	11	79		94	78

Net book value
Net book value at the beginning of the year	2	14	14	61	92	19
Net book value at the end of the year	5	101	15	117	238	92
1 Entirely related to Internally generated software. 2 Includes write-offs of fully depreciated assets.

Operating lease commitments
CHF million						31.12.18
Expenses for operating leases to be recognized in:
2019						187
2020						183
2021						173
2022						80
2023						42
2024 and thereafter						173
Total commitments for minimum payments under operating leases						838

Property, equipment and software are depreciated on a straight-line basis over their useful life which is between 3 and 10 years.

UBS Switzerland AG standalone financial statements (audited)

Note 16  Goodwill

At historical cost less accumulated amortization
CHF million	31.12.18	31.12.17
Historical cost
Balance at the beginning of the year	5,250	5,250
Balance at the end of the year	5,250	5,250
Accumulated amortization
Balance at the beginning of the year	2,888	1,838
Amortization	1,050	1,050
Balance at the end of the year	3,938	2,888

Net book value
Net book value at the beginning of the year	2,363	3,413
Net book value at the end of the year	1,313	2,363
Refer to Note 2 for more information regarding goodwill.

Note 17a  Other assets

CHF million	31.12.18	31.12.17
Deferral position for hedging instruments	42	99
Settlement and clearing accounts	496	394
VAT and other indirect tax receivables	13	17
Other	235	207
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	206	181
Total other assets	786	716

Note 17b  Other liabilities

CHF million	31.12.18	31.12.17
Settlement and clearing accounts	588	683
VAT and other indirect tax payables	147	91
Other	710	615
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	380	328
Total other liabilities	1,444	1,389

Note 18  Pledged assets1

	31.12.18		31.12.17
CHF million	Carrying value of pledged assets	Effective commitment	Carrying value of pledged assets	Effective commitment
Mortgage loans[2]	17,219	12,294	17,631	12,457
Securities	21	0	2	0
Total pledged assets	17,240	12,294	17,634	12,457

1 Excluding securities financing transactions. Refer to Note 7 for more information on securities financing transactions.    2 These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 1.9 billion as of 31 December 2018 (approximately CHF 2.1 billion as of 31 December 2017) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.

Note 19  Maturity structure of financial instruments

CHF million	At sight	Cancellable	Due within 1 and 3 months	Due within 3 and 12 months	Due within 1 and 5 years	Due after 5 years	Perpetual / Not applicable	Total

Assets
Cash and balances at central banks	52,593	0	0	0	0	0	0	52,593
Due from banks	2,913	0	461	522	34	19	0	3,949
Receivables from securities financing transactions	5,335	7,236	7,647	7,938	0	0	0	28,157
Due from customers	10,919	9,032	4,279	6,144	7,179	1,598	0	39,152
Mortgage loans	5,697	30,202	5,583	11,823	66,653	30,251	0	150,208
Trading portfolio assets	1,601	0	0	0	0	0	0	1,601
Derivative financial instruments	1,662	0	0	0	0	0	0	1,662
Financial investments	778	0	2,052	2,501	4,873	2,785	68	13,057
Total assets / financial instruments as of 31 December 2018	81,496	46,471	20,022	28,928	78,740	34,653	68	290,377
Total assets / financial instruments as of 31 December 2017	69,129	54,434	20,262	31,980	74,033	36,961	60	286,859

Liabilities
Due to banks[1]	9,008	78	77	43	2,783	8,150	4,243	24,382
Payables from securities financing transactions	0	1,118	0	29	0	0	0	1,147
Due to customers	138,373	102,267	439	174	72	22	0	241,347
Trading portfolio liabilities	485	0	0	0	0	0	0	485
Derivative financial instruments	915	0	0	0	0	0	0	915
Loans from central mortgage institutions	9	0	88	655	3,463	4,220	0	8,434
Total liabilities / financial instruments as of 31 December 2018	148,790	103,462	604	901	6,318	12,393	4,243	276,710
Total liabilities / financial instruments as of 31 December 2017	151,298	101,409	583	771	3,379	12,714	3,000	273,155
1 Due to banks with maturity above 1 year and perpetual mainly relates to loss-absorbing capacity eligible positions.

UBS Switzerland AG standalone financial statements (audited)

Note 20  Assets and liabilities by domestic and foreign origin in accordance with the domicile principle

	31.12.18		31.12.17
CHF million	Domestic	Foreign	Domestic	Foreign

Assets
Cash and balances at central banks	52,593	0	38,467	0
Due from banks	887	3,062	1,121	3,006
Receivables from securities financing transactions	4,957	23,200	1,946	32,884
Due from customers	19,177	19,974	18,189	20,454
Mortgage loans	150,184	24	145,649	25
Trading portfolio assets	1,582	19	1,678	41
Derivative financial instruments	1,035	627	1,225	559
Financial investments	1,582	11,475	2,070	19,545
Accrued income and prepaid expenses	102	157	91	134
Investments in subsidiaries and other participations	60	0	56	0
Property, equipment and software	238	0	92	0
Goodwill and other intangible assets	1,313	0	2,363	0
Other assets	721	65	690	26
Total assets	234,432	58,602	213,635	76,674

Liabilities
Due to banks	19,275	5,107	16,568	4,160
Payables from securities financing transactions	220	927	131	1,513
Due to customers	186,676	54,671	180,289	61,085
Trading portfolio liabilities	48	437	16	234
Derivative financial instruments	348	566	355	436
Loans from central mortgage institutions	8,434	0	8,367	0
Accrued expenses and deferred income	861	24	821	15
Other liabilities	1,370	74	1,163	226
Provisions	159	1	144	1
Total liabilities	217,391	61,808	207,855	67,669

Equity
Share capital	10	0	10	0
General reserve	12,139	0	12,139	0
Voluntary earning reserve	284	0	1,122	0
Net profit / (loss) for the period	1,401	0	1,513	0
Total equity	13,834	0	14,785	0
Total liabilities and equity	231,226	61,808	222,640	67,669

Note 21  Total assets by geographic location

	31.12.18		31.12.17
CHF million	CHF million	%	CHF million	%

Assets
Switzerland	234,432	80	213,635	74
Europe, Middle East and Africa	40,801	14	58,730	20
of which: United Kingdom	22,723	8	29,917	10
of which: Germany	4,857	2	9,073	3
Americas	14,500	5	15,274	5
of which: United States	6,527	2	6,501	2
of which: British Virgin Islands	3,067	1	2,892	1
Asia Pacific	3,302	1	2,671	1
Total assets	293,034	100	290,310	100

Note 22  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment is located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheet assets.

→   Refer to the “Risk management and control” section of the UBS Group AG Annual Report 2018 for more information

						31.12.18		31.12.17
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
	0 and 1	Investment grade	Aaa	AAA	AAA	27,988	10	39,897	14
Low risk	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	18,523	6	20,380	7
	3		A1 to A3	A+ to A–	A+ to AA–	2,452	1	3,799	1
Medium risk	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	3,661	1	4,438	2
	5		Baa3	BBB–	BBB–	1,674	1	1,822	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	416	0	352	0
	7		Ba2	BB	BB	1,043	0	1,312	0
	8		Ba3	BB–	BB–	52	0	37	0
	9		B1	B+	B+	1,208	0	698	0
Very high risk	10		B2	B	B	271	0	141	0
	11		B3	B–	B–	451	0	354	0
	12		Caa	CCC	CCC	12	0	35	0
	13		Ca to C	CC to C	CC to C	7	0	19	0
Distressed	Default	Defaulted	D	D	D	12	0	8	0
Subtotal						57,771	20	73,290	25
Switzerland						235,263	80	217,020	75
Total assets						293,034	100	290,310	100

UBS Switzerland AG standalone financial statements (audited)

Note 23  Assets and liabilities by the most significant currencies for the bank

	31.12.18
CHF million	CHF	USD	EUR	GBP	other	Total

Assets
Cash and balances at central banks	52,374	15	191	6	8	52,593
Due from banks	221	2,162	890	318	357	3,949
Receivables from securities financing transactions	4,971	13,372	8,311	1,502	0	28,157
Due from customers	13,676	14,760	8,754	1,103	859	39,152
Mortgage loans	149,407	754	46	0	1	150,208
Trading portfolio assets	13	22	12	1	1,552	1,601
Derivative financial instruments	1,662	0	0	0	0	1,662
Financial investments	1,582	9,106	1,165	30	1,174	13,057
Accrued income and prepaid expenses	93	132	27	5	3	259
Investments in subsidiaries and other participations	60	0	0	0	0	60
Property, equipment and software	238	0	0	0	0	238
Goodwill and other intangible assets	1,313	0	0	0	0	1,313
Other assets	566	141	48	24	7	786
Total assets shown in balance sheet	226,176	40,463	19,444	2,989	3,962	293,034
Delivery entitlements from spot exchange, forward forex and forex options transactions	12,308	21,374	14,383	4,811	6,126	59,002
Total assets	238,484	61,837	33,827	7,800	10,087	352,036

Liabilities
Due to banks	19,114	2,726	1,480	223	839	24,382
Payables from securities financing transactions	41	950	144	12	0	1,147
Due to customers	175,932	24,697	31,416	3,746	5,557	241,347
Trading portfolio liabilities	38	147	202	91	7	485
Derivative financial instruments	915	0	0	0	0	915
Loans from central mortgage institutions	8,430	2	2	0	0	8,434
Accrued expenses and deferred income	806	29	50	0	0	885
Other liabilities	934	378	79	17	36	1,444
Provisions	144	9	8	0	0	161
Total liabilities shown in balance sheet	206,353	28,937	33,381	4,090	6,438	279,200

Equity
Share capital	10	0	0	0	0	10
General reserve	12,139	0	0	0	0	12,139
Voluntary earning reserve	284	0	0	0	0	284
Net profit / (loss) for the period	1,401	0	0	0	0	1,401
Total equity shown in balance sheet	13,834	0	0	0	0	13,834
Total liabilities and equity shown in balance sheet	220,187	28,937	33,381	4,090	6,438	293,034
Delivery obligations from spot exchange, forward forex and forex options transactions	12,217	21,802	14,280	4,715	5,976	58,989
Total equity and liabilities	232,404	50,739	47,661	8,805	12,415	352,023
Net position per currency as of 31 December 2018	6,080	11,098	(13,833)	(1,005)	(2,327)	13
Net position per currency as of 31 December 2017	(4,310)	16,390	(6,829)	(2,252)	(2,983)	17

Note 24  Loans from central mortgage institutions

Contractual maturity of carrying value
CHF million	2019	2020	2021	2022	2023	Thereafter	Total 31.12.18	Total 31.12.17
Non-subordinated debt
Fixed-rate	751	724	995	824	920	4,220	8,434	8,367
Interest rates (range in %)	0.1-4.0	0.1-2.8	0.1-2.4	0.1-3.4	0.1-2.2	0.2-2.8
Total	751	724	995	824	920	4,220	8,434	8,367

Note 25a  Share capital

	31.12.18			31.12.17
	Par value in CHF	Number of shares	of which: dividend bearing	Par value in CHF	Number of shares	of which: dividend bearing
Share capital[1]	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
of which: shares outstanding	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
1 Registered shares issued.

UBS Switzerland AG’s share capital is fully paid up. Each share has a par value of CHF 0.10 and entitles the holder to one vote at the UBS Switzerland AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS Switzerland AG does not apply any restrictions or limitations on the transferability of shares.

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS Switzerland AG, amounting to CHF 5 million as of 31 December 2018.

Note 25b  Significant shareholders

The sole direct shareholder of UBS Switzerland AG is UBS AG, which holds 100% of UBS Switzerland AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS Switzerland AG, who do not have voting rights, include UBS Group AG, which holds 100% of UBS AG shares. Included in the table below are also direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2018 or as of 31 December 2017.

The shares and share capital of UBS Switzerland AG held by indirect shareholders shown in the table below represent their relative holding of UBS Group AG shares.

→   Refer to Note 23 of the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2018 for more information on significant shareholders of UBS Group AG

	31.12.18		31.12.17
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS Switzerland AG
UBS AG	10	100	10	100
Significant indirect shareholders of UBS Switzerland AG
UBS Group AG	10	100	10	100
Chase Nominees Ltd., London	1	12	1	11
DTC (Cede & Co.), New York[1]	1	7	1	7
Nortrust Nominees Ltd., London	0	4	0	4
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

UBS Switzerland AG standalone financial statements (audited)

Note 26  Swiss pension plan

a) Liabilities related to Swiss pension plan
CHF million	31.12.18	31.12.17
Provision for Swiss pension plan	0	0
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	68	59
UBS derivative financial instruments held by Swiss pension fund	18	19
Total liabilities related to Swiss pension plan	86	78

b) Swiss pension plan
	As of or for the year ended
CHF million	31.12.18	31.12.17
Pension plan surplus[1]	2,385	3,065
Economic benefit / (obligation) of UBS Switzerland AG	0	0
Change in economic benefit / (obligation) recognized in the income statement	0	0
Employer contributions in the period recognized in the income statement	204	206
Performance awards-related employer contributions accrued	28	31
Total pension expense recognized in the income statement within Personnel expenses	232	237

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS Switzerland AG in accordance with FER 16 both as of 31 December 2018 and 31 December 2017. Refer to Note 2 for more information.

The Swiss pension plan had no employer contribution reserve both as of 31 December 2018 and 31 December 2017.

Note 27  Share-based compensation

UBS Group AG is the grantor of the majority of UBS’s deferred compensation plans. Expenses for awards granted under such plans to UBS Switzerland AG employees are charged by UBS Group AG to UBS Switzerland AG.

→   Refer to Note 30 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2018 for more information

Note 28  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length or, with respect to loans, fixed advances and mortgages to non-independent members of the governing bodies in the ordinary course of business, on substantially the same terms and conditions that are available to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.18		31.12.17
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	26,578	19,753	28,945	17,387
of which: due from / to banks	4,718	19,074	1,269	15,925
of which: receivables / payables from securities financing transactions	21,528	0	27,420	439
of which: due from / to customers	59	102	53	645
Subsidiaries[2]	36	4	29	8
of which: due from / to customers	34	4	27	8
Affiliated entities[3]	407	1,449	799	1,539
of which: due from / to banks	348	908	407	741
of which: due from / to customers	4	319	2	313
Members of governing bodies[4]	52		53
External auditors		0		1
Other related parties	533		538

1 Qualified shareholders of UBS Switzerland AG are UBS Group AG and UBS AG.    2 Subsidiaries of UBS Switzerland AG are UBS Card Center AG, Topcard Service AG and UBS Hypotheken AG.    3 Affiliated entities of UBS Switzerland AG are all direct and indirect subsidiaries of UBS Group AG including subsidiaries of UBS AG.    4 Members of governing bodies consist of members of the Board of Directors and Group Executive Board of UBS Group AG and members of the Board of Directors and Executive Board of UBS Switzerland AG and UBS AG.

Note 29  Fiduciary transactions

CHF million	31.12.18	31.12.17
Fiduciary deposits	31,280	23,505
of which: placed with third-party banks	13,035	12,498
of which: placed with subsidiaries and affiliated entities	18,245	11,007
Total fiduciary transactions	31,280	23,505

Fiduciary transactions encompass transactions entered into or granted by UBS Switzerland AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS Switzerland AG’s balance sheet and income statement but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS Switzerland AG may be recognized on UBS Switzerland AG’s balance sheet in situations in which the deposit is subsequently placed within UBS Switzerland AG. In such cases, these deposits are not reported in the table above.

Note 30a  Invested assets and net new money

CHF billion	31.12.18	31.12.17
Fund assets managed	0	0
Discretionary assets	96	101
Other invested assets	458	485
Total invested assets (double counts included)	554	586
of which: double counts	0	0
Net new money (double counts included)	8	7

Note 30b  Development of invested assets

	For the year ended
CHF billion	31.12.18	31.12.17
Total invested assets (including double counts) at the beginning of the year	586	535
Net new money inflows / (outflows)	8	7
Market movements (including dividends and interests)	(34)	42
Currency effects	(5)	3
Other effects	0	(1)
of which: acquisitions / (divestments)	0	(1)
Total invested assets (including double counts) at the end of the year[1]	554	586
1 As of 31 December 2018 and 31 December 2017 there were no invested assets double counts.

→   Refer to Note 36 of the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2018 for more information

UBS Switzerland AG standalone financial statements (audited)

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS Switzerland AG, Zurich

Basel, 14 March 2019

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Switzerland AG, which comprise the balance sheet, income statement and notes (pages 1 to 21), for the year ended 31 December 2018.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2018 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

EY
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We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Marie-Laure Delarue
Licensed audit expert
(Auditor in charge)

Jan Marxfeld
Licensed audit expert

UBS Switzerland AG standalone
regulatory information

UBS Switzerland AG standalone regulatory information

Key metrics

The table below is provided for the first time based on BCBS Basel III phase-in rules. All key metrics of UBS Switzerland AG remained stable throughout the quarters of 2018.

Effective from 31 December 2018, UBS opted to phase in the effects of IFRS 9 expected credit loss (ECL) on CET1 capital, if any, over a five-year transitional period. This conclusion did not have an effect on our CET1 capital as of 31 December 2018.

KM1: Key metrics
CHF million, except where indicated
		31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	10,225	10,165	10,072	10,118	10,160
1a	Fully loaded ECL accounting model	10,225	10,165	10,072	10,118
2	Tier 1	14,468	13,165	13,072	13,118	13,160
2a	Fully loaded ECL accounting model Tier 1	14,468	13,165	13,072	13,118
3	Total capital	14,468	13,165	13,072	13,118	13,188
3a	Fully loaded ECL accounting model total capital	14,468	13,165	13,072	13,118
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	95,646	95,541	94,887	94,311	92,894[1]
4a	Total risk-weighted assets (pre-floor)	91,457	88,299	88,357	83,890	81,551
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	10.69	10.64	10.61	10.73	10.94
5a	Fully loaded ECL accounting model Common Equity Tier 1 (%)	10.69	10.64	10.61	10.73
6	Tier 1 ratio (%)	15.13	13.78	13.78	13.91	14.17
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	15.13	13.78	13.78	13.91
7	Total capital ratio (%)	15.13	13.78	13.78	13.91	14.20
7a	Fully loaded ECL accounting model total capital ratio (%)	15.13	13.78	13.78	13.91
Additional CET1 buffer requirements as a percentage of RWA[2]
8	Capital conservation buffer requirement (2.5% from 2019) (%)	1.88	1.88	1.88	1.88	1.25
9	Countercyclical buffer requirement (%)	0.01	0.00	0.00	0.00	0.00
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.56	0.56	0.54	0.52	0.52
10	Bank G-SIB and/or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)	1.88	1.88	1.88	1.88	1.25
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	6.19	6.14	6.11	6.23	6.44
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	306,487	303,257	304,046	301,968	302,987[1]
14	Basel III leverage ratio (%) [1]	4.72	4.34	4.30	4.34	4.34
14a	Fully loaded ECL accounting model Basel III leverage ratio (%) [1]	4.72	4.34	4.30	4.34
Liquidity coverage ratio
15	Total HQLA	67,427	66,174	68,620	69,024	68,798
16	Total net cash outflow	52,846	53,130	53,731	54,782	47,718
17	LCR ratio (%)	128	125	128	126	144

1 Based on BCBS Basel III phase-in rules.    2 As Annex 8 of ERV does not apply to the systemically relevant banks, UBS can abstain from disclosing the information required in lines 12a-12e. In the event of a waiver, UBS nevertheless provides information about the Swiss sector specific countercyclical buffer in row 9a pursuant to Art. 44 ERV.    3 Swiss SRB going concern requirements and information for UBS Switzerland AG is provided on the next page.

UBS Switzerland AG standalone regulatory information

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 December 2018, the phase-in going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 13.43% and 4.0%, respectively. The gone concern requirements on a phase-in basis were 7.48% for the RWA-based requirement and 2.52% for the LRD-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital management” section of the UBS Group AG Annual Report 2018.

→   Refer to “Regulatory framework” in the “Capital Management” section of the UBS Group AG Annual Report 2018 for more information on loss-absorbing capacity, leverage ratio requirements and gone concern rebate

→   Refer to “Additional information” in the “Capital Management” section of the UBS Group AG Annual Report 2018 for more information on the joint liability of UBS AG and UBS Switzerland AG

Swiss SRB going and gone concern requirements and information[1]
As of 31.12.18	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %[2]		in %		in %		in %
Common equity tier 1 capital	10.03	9,595	2.90	8,888	10.57	10,112	3.50	10,727
of which: minimum capital	5.40	5,165	1.90	5,823	4.50	4,304	1.50	4,597
of which: buffer capital	4.06	3,883	1.00	3,065	5.50	5,261	2.00	6,130
of which: countercyclical buffer[3]	0.57	547			0.57	547
Maximum additional tier 1 capital	3.40	3,252	1.10	3,371	4.30	4,113	1.50	4,597
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.60	2,487	1.10	3,371	3.50	3,348	1.50	4,597
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	765			0.80	765
Total going concern capital	13.43	12,847	4.00	12,259	14.87[4]	14,224	5.00[4]	15,324
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	7.48[5]	7,151	2.52[5]	7,723	12.01[6]	11,489	4.20[6]	12,872
Total gone concern loss-absorbing capacity	7.48	7,151	2.52	7,723	12.01	11,489	4.20	12,872
Total loss-absorbing capacity	20.91	19,998	6.52	19,983	26.88	25,713	9.20	28,197

Eligible loss-absorbing capacity
Common equity tier 1 capital	10.69	10,225	3.34	10,225	10.69	10,225	3.34	10,225
High-trigger loss-absorbing additional tier 1 capital	4.44	4,243	1.38	4,243	4.44	4,243	1.38	4,243
of which: high-trigger loss-absorbing additional tier 1 capital	4.44	4,243	1.38	4,243	4.44	4,243	1.38	4,243
Total going concern capital	15.13	14,468	4.72	14,468	15.13	14,468	4.72	14,468
Gone concern loss-absorbing capacity	11.43	10,932	3.57	10,932	11.43	10,932	3.57	10,932
of which: TLAC-eligible debt	11.43	10,932	3.57	10,932	11.43	10,932	3.57	10,932
Total gone concern loss-absorbing capacity	11.43	10,932	3.57	10,932	11.43	10,932	3.57	10,932
Total loss-absorbing capacity	26.56	25,400	8.29	25,400	26.56	25,400	8.29	25,400

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		95,646				95,646
Leverage ratio denominator				306,487				306,487

1 This table includes a rebate equal to 40% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. Refer to the “Capital management” section of our Annual Report 2018 for more information.    2 The total loss-absorbing capacity ratio requirement of 20.91% is the current requirement based on the transitional rules of the Swiss Capital Adequacy Ordinance including the aforementioned rebate on the gone concern requirements. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer (CCB) requirements of 0.57%, of which 10% plus the effect of CCB requirements must be satisfied with CET1 capital. These FINMA requirements will be effective until they are exceeded by the Swiss SRB requirements based on the transitional rules.    3 Going concern capital ratio requirements include CCB requirements of 0.57%.    4 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    5 Includes applicable add-ons of 0.72% for RWA and 0.25% for LRD and a rebate of 1.42% for RWA and 0.48% for LRD.    6 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2.29% for RWA and 0.8% for LRD.

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements		Swiss SRB as of 1.1.20
CHF million, except where indicated	31.12.18	31.12.17	31.12.18	31.12.17

Going concern capital
Common equity tier 1 capital	10,225	10,160	10,225	10,160
High-trigger loss-absorbing additional tier 1 capital	4,243	3,000	4,243	3,000
Total tier 1 capital	14,468	13,160	14,468	13,160
Total going concern capital	14,468	13,160	14,468	13,160

Gone concern loss-absorbing capacity
TLAC-eligible debt	10,932	8,400	10,932	8,400
Total gone concern loss-absorbing capacity	10,932	8,400	10,932	8,400

Total loss-absorbing capacity
Total loss-absorbing capacity	25,400	21,560	25,400	21,560

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	95,646	92,894	95,646	92,894
Leverage ratio denominator	306,487	302,987	306,487	302,987

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	15.1	14.2	15.1	14.2
of which: common equity tier 1 capital ratio	10.7	10.9	10.7	10.9
Gone concern loss-absorbing capacity ratio	11.4	9.0	11.4	9.0
Total loss-absorbing capacity ratio	26.6	23.2	26.6	23.2

Leverage ratios (%)
Going concern leverage ratio	4.7	4.3	4.7	4.3
of which: common equity tier 1 leverage ratio	3.3	3.4	3.3	3.4
Gone concern leverage ratio	3.6	2.8	3.6	2.8
Total loss-absorbing capacity leverage ratio	8.3	7.1	8.3	7.1

Reconciliation of Swiss banking law equity to Swiss SRB common equity tier 1 capital
CHF billion	31.12.18	31.12.17
Equity – Swiss banking law[1]	13.8	14.8
Deferred tax assets	0.2	0.5
Goodwill and intangible assets	(1.3)	(2.4)
Accruals for proposed dividends to shareholders	(2.2)	(2.4)
Other	(0.3)	(0.3)
Common equity tier 1 capital (phase-in)	10.2	10.2
1 Equity under Swiss banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.

UBS Switzerland AG standalone regulatory information

Leverage ratio information

Swiss SRB leverage ratio denominator
CHF billion	31.12.18	31.12.17
Leverage ratio denominator
Swiss GAAP total assets	293.0	290.3
Difference between Swiss GAAP and IFRS total assets	1.8	1.3
Less: derivative exposures and SFTs[1]	(32.5)	(39.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	262.3	252.0
Derivative exposures	3.7	4.0
Securities financing transactions	28.5	35.3
Off-balance sheet items	12.4	12.2
Items deducted from Swiss SRB tier 1 capital	(0.5)	(0.5)
Total exposures (leverage ratio denominator)	306.5	303.0

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio (phase-in)
CHF million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Total tier 1 capital	14,468	13,165	13,072	13,118	13,160
Total exposures (leverage ratio denominator)	306,487	303,257	304,046	301,968	302,987
BCBS Basel III leverage ratio (%)	4.7	4.3	4.3	4.3	4.3

Liquidity coverage ratio

UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 4Q18[2]	Average 4Q17[2]
High-quality liquid assets	67	69
Total net cash outflows	53	48
of which: cash outflows	86	89
of which: cash inflows	34	41
Liquidity coverage ratio (%)	128	144

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 64 data points in the fourth quarter of 2018 and 63 data points in the fourth quarter of 2017.

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6
2	Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement)	N/A	N/A	N/A	N/A	N/A	N/A
3	Governing law(s) of the instrument	Swiss	Swiss	Swiss	Swiss	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a	n/a	n/a	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo/group/group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[4]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

UBS Switzerland AG standalone regulatory information

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend/coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly	3-month CHF Libor + 489 bps per annum quarterly	3-month USD Libor + 547 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If writedown, writedown trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If writedown, fully or partially	–	Fully
33	If writedown, permanent or temporary	–	Permanent
34	If temporary write-down, description of writeup mechanism	–	–
34a	Type of subordination	statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned).

Unless otherwise stated in the Articles of Association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (article 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB phase-in (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report 2018 for additional information. This report is available at www.ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 15, 2019